EXHIBIT 99.1

Yamana Gold Provides Notice of First Quarter 2022 Results and Annual Meeting of Shareholders

TORONTO, April 06, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or “the Company”) will release its first quarter 2022 operational and financial results after market close on April 27, 2022, followed by a conference call and webcast on April 28, 2022, at 8:30 a.m. EDT.

The Company also today announced that it will hold its annual meeting of shareholders (“Annual Meeting”) on April 28, 2022 at 11:00 a.m. EDT. The Company is providing shareholders the option to attend the Annual Meeting either in person or online.

Additional details for these events are provided below.

First Quarter 2022 Results and Conference Call

The Company will release its first quarter 2022 operational and financial results after market close on April 27, 2022, followed by a conference call and webcast on April 28, 2022, at 8:30 a.m. EDT.

Toll Free (North America):	1-800-806-5484
Toronto Local and International:	416-340-2217
Toll Free (UK):	00-80042228835
Passcode:	3980511#
Webcast:	www.yamana.com

Conference Call Replay

A conference call replay will be available from 12:00 p.m. EDT on April 28, 2022, until 11:59 p.m. EDT on May 28, 2022.

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Toll Free (UK):	00-80033663052
Passcode:	6251607#

Details of Annual Meeting

The Annual Meeting will take place on April 28, 2022, at 11:00 a.m. EDT at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario and, online at: https://web.lumiagm.com/486681229.

For details on how shareholders will be able to register, attend, participate and vote at the Annual Meeting, please see the Company's Management Information Circular, which is available on the Company’s website, www.yamana.com. Shareholders who have questions about voting their shares or attending the Annual Meeting may contact Computershare Trust Company of Canada at 1-800-564-6253 or 514-982-7555 in North America, and +44 (0)370-702-0000 in the United Kingdom. Shareholders can also contact Yamana Investor Relations by email at investor@yamana.com.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person or online, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in the proxy materials for the Annual Meeting to ensure that your shares are represented and voted at the Annual Meeting.

Attending the Annual Meeting as a Shareholder of Record or Appointed Proxyholder

For those shareholders unable to attend in person, if you were a holder of record of Yamana common shares as of March 11, 2022 (the “Record Date”) (i.e., you held your shares in your own name as reflected in the records of our transfer agent, Computershare Trust Company of Canada), or if you are a duly appointed proxyholder, you may attend the Annual Meeting virtually by completing the following steps:

  Log in at https://web.lumiagm.com/486681229, allowing enough time to make sure you are connected;
  If you are a registered shareholder or duly appointed proxyholder, click on “I have a Control Number” and enter the control number on your proxy form (appointed proxyholders will enter their username provided by Computershare – see instructions on how to appoint a proxyholder in the Management Information Circular);
  Enter the password: “yamana2022” (case sensitive).

About Yamana
Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7931 765 223 / +44 203 727 1000

Peel Hunt LLP (Joint UK Corporate Broker)
Ross Allister / David McKeown / Alexander Allen
Telephone: +44 (0) 20 7418 8900

Berenberg (Joint UK Corporate Broker)
Matthew Armitt / Jennifer Wyllie / Detlir Elezi
Telephone: +44 (0) 20 3207 7800

Credit Suisse (Joint UK Corporate Broker)
Ben Lawrence / David Nangle
Telephone: +44 (0) 20 7888 8888